KRAMER LEVIN NAFTALIS & FRANKEL llp

Abbe L. Dienstag

Partner

Tel: 212 715-9280

Fax: 212 715-8280

April 27, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attn: Brigitte Lippmann, Special Counsel

Re:	Spectrum Group International, Inc.
Registration Statement on Form S-1
Filed March 19, 2012
File No. 333-180214

Dear Ms. Lippmann:

On behalf of Spectrum Group International, Inc. (the “Company”), we provide the Company’s responses to the letter dated April 16, 2012 setting forth the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the above referenced Registration Statement.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The page numbers in the responses of the Company refer to pages in Amendment No. 1 to the Registration Statement, as filed with the Securities and Exchange Commission on the date hereof (“Amendment No. 1).

General

1.	All exhibits are subject to our review. Accordingly, please file all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinions once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com

Securities and Exchange Commission

April 27, 2012

In response to the Staff’s comment, we have filed the Exhibit 5.1 legal opinion exhibit with Amendment No. 1. As set forth in our response to SEC Comment No. 6 below, we respectfully submit that no legal opinion in respect of tax matters is required under Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19. Accordingly, we believe that Amendment No. 1 contains all exhibits to the Registration Statement.

2.	We note you have provided the undertaking set forth in Item 512(c) of Regulation S-K. Please revise your filing to discuss reoffering of the unsubscribed securities to the public.

As we discussed with the Staff on April 18, 2012, the Company does not intend to reoffer the unsubscribed securities to the public. The Item 512(c) undertaking has been revised and modified to suit the particular terms of the rights offering contemplated by the Company.

Risk Factors, page 12

3.	We note your disclosure in the first risk factor on page 11 in your Form 10-K for the fiscal year ended June 30, 2011. Please revise your filing to include this risk factor.

In response to the Staff’s comment, we have revised the disclosure on page 13 of Amendment No. 1 to include the first risk factor on page 11 in the Company’s Form 10-K for the fiscal year ended June 30, 2011.

Use of Proceeds, page 16

4.	Please clarify the amounts and sources of any material amounts of other funds that may be necessary to fund the purchase price of the securities purchase agreement in the event the offering is undersubscribed. Please see Instruction 3 to Item 504 of Regulation S-K.

As noted at pages 5, 10, 13, 14 and 30 of Amendment No. 1, the Company is currently in preliminary discussions with potential investors, with whom management has prior relationships, to provide a partial backstop commitment at a price equal to the subscription price in the rights offering, and to purchase certain additional shares at the same price, in a private placement exempt from the registration requirements of the Securities Act. The Company intends that these arrangements would serve as a source of funding in the event the offering is undersubscribed, and could result in the reduction in the size of the rights offering. As now disclosed in Amendment No. 1, it is possible that these commitments would still be insufficient to fund a shortfall, in which case the rights offering may be terminated without the purchase of shares. The Company appreciates that these disclosures will need to be revised and updated prior to the effectiveness of the registration statement and commencement of the rights offering. The Company has included these disclosures in the registration statement at the current time, so that the registration statement will be consistent with “road show” disclosures that management intends to make while it is negotiating the private placement arrangements.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com

Securities and Exchange Commission

April 27, 2012

Certain Material U.S. Federal Income Tax Consequences, page 29

5.	Please revise the heading and the first sentence of this section to delete the word “certain.” Please see Section III.C.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have revised the disclosure on page 33 of Amendment No. 1 by deleting the word “certain” as requested.

6.	We note your discussion in this section that shareholders will not recognize any gain or loss upon the receipt and exercise of the subscription rights. Please provide a tax opinion addressing the material tax consequences of this transaction. Please see Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19.

As the Staff notes, Item 601(b)(8) of Regulation S-K requires issuers to file an opinion of counsel as an exhibit to a registration statement “where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Section III.A.2 of Staff Legal Bulletin No. 19 provides certain examples of where tax consequences would be deemed material to investors, including where a transaction “offer[s] significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.” This is not the case here. We also note our review of a number of other registration statements for rights offerings which do not include a tax opinion. We assume the analysis of the registrants in those cases was similar. We therefore respectfully submit that the Company is not required to file a tax opinion as an exhibit to the registration statement.

Signatures

7.	Please identify your principal accounting officer. See instructions to Signatures in Form S-1.

In response to the Staff’s comment, we have revised the signature page of Amendment No. 1 to identify the Company’s principal accounting officer.

* * * * *

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com

Securities and Exchange Commission

April 27, 2012

The Company will be separately submitting a “Tandy Letter” in conjunction with its request for acceleration of the registration statement at the appropriate time.

Please do not hesitate to contact me at (212) 715-9280 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Abbe L. Dienstag
Abbe L. Dienstag

cc: Carol Meltzer, Esq.

General Counsel and Corporate Secretary

Spectrum Group International, Inc.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com